Appendix 3B

New Issue Announcement, Application for Quotation of Additional Securities and Agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of Entity

Immuron Limited (ASX: IMC) (NASDAQ: IMRN)

ABN

80 063 114 045

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,300,000 unlisted options
3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Unlisted Option exercisable at $0.50 options on or before 01 July 2021

4	Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes (IMC), upon exercise
5	Issue price or consideration	Nil Cash Consideration
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue under Employee Share and Options Plan (ESOP)
6a	Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A? If Yes, complete sections 6b – 6h *in relation to the +securities the subject of this Appendix 3B*, and *comply with section 6i*	Yes
6b	The date the security holder resolution under rule 7.1A was passed	13 November 2017
6c	Number of +securities issued without security holder approval under rule 7.1	Nil
6d	Number of +securities issued with security holder approval under rule 7.1A	Nil
6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Nil
6f	Number of +securities issued under an exception in rule 7.2	1,300,000 unlisted options
6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	N/A

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A
6i	Calculate the entity's remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to the attached Appendix 1
7	+Issue dates Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A. Cross reference: item 33 of Appendix 3B.	13 July 2018

8 Number and +class of all +securities quoted on ASX (*including* the +securities in section 2 if applicable)

Number	+Class
142,778,206	Fully Paid Ordinary Shares (IMC)
25,289,894	Listed Options (IMCOB) exercisable at A$0.55 on or before 30 Nov 2019

9 Number and +class of all +securities not quoted on ASX (*including* the +securities in section 2 if applicable)

Qty	+Class (Options over Ordinary Shares)		
Amount	Exercise Price	Expiration Date	ASX Code
1,300,000	AUD$0.500	01 July 2021	New Class
1,050,000	AUD$0.500	1 Oct 2018	New Class
1,000,000	AUD$0.570	24 Feb 2019	IMCAI
15,380	AUD$1.892	28 Feb 2019	IMCAI
140,056	AUD$0.300	28 May 2019	IMCAI
7,625,532	AUD$0.500	27 Nov 2019	IMCAI
14,493	AUD$1.944	30 Nov 2021	IMCRM1
29,668	AUD$1.876	17 Jan 2022	IMCRM2
27,760,000 (694,000 Warrants)	USD$10.00 for every 40 options	13 Jun 2022	IMCAI
7,897,647	AUD$0.4680	15 Mar 2023	New Class
526,510	AUD$0.5850	15 Mar 2023	New Class
47,359,286	**Total**		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Pro rata issue

11	Is security holder approval required?	-
12	Is the issue renounceable or non-renounceable?	-
13	Ratio in which the +securities will be offered	-
14	+Class of +securities to which the offer relates	-
15	+Record date to determine entitlements	-
16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?	-
17	Policy for deciding entitlements in relation to fractions	-
18	Names of countries in which the entity has security holders who will not be sent new offer documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	-
19	Closing date for receipt of acceptances or renunciations	-
20	Names of any underwriters	-
21	Amount of any underwriting fee or commission	-
22	Names of any brokers to the issue	-
23	Fee or commission payable to the broker to the issue	-
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	-

25	If the issue is contingent on security holders' approval, the date of the meeting	-
26	Date entitlement and acceptance form and offer documents will be sent to persons entitled	-
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	-
28	Date rights trading will begin (if applicable)	-
29	Date rights trading will end (if applicable)	-
30	How do security holders sell their entitlements *in full* through a broker?	-
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	-
32	How do security holders dispose of their entitlements (except by sale through a broker)?	-
33	+Issue date	-

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of +securities
(*tick one*)

(a) ☒ +Securities described in Part 1

(b) ☐ All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	
39	+Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities? If the additional +securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the +securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________________ Date: Tuesday, 17th July 2018
Company Secretary & CFO

Print name: Phillip Hains

The CFO Solution

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital	
Step 1: Calculate "A", the base figure from which the placement capacity is calculated	
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	130,440,462
Add the following: • Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2 • Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval • Number of partly paid +ordinary securities that became fully paid in that 12 month period *Note:* • *Include only ordinary securities here – other classes of equity securities cannot be added* • *Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed* • *It may be useful to set out issues of securities on different dates as separate line items*	1,175,000
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	2,000,000
"A"	129,615,462

Step 2: Calculate 15% of "A"	
"B"	0.15 *[Note: this value cannot be changed]*
Multiply "A" by 0.15	19,442,319

Step 3: Calculate "C", the amount of placement capacity under rule 7.1 that has already been used	
Insert number of +equity securities issued or agreed to be issued in that 12 month period *not counting* those issued: • Under an exception in rule 7.2 • Under rule 7.1A • With security holder approval under rule 7.1 or rule 7.4 *Note:* • *This applies to equity securities, unless specifically excluded – not just ordinary securities* • *Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed* • *It may be useful to set out issues of securities on different dates as separate line items*	8,625,355
"C"	8,625,355

Step 4: Subtract "C" from ["A" x "B"] to calculate remaining placement capacity under rule 7.1	
"A" x 0.15 *Note: number must be same as shown in Step 2*	19,442,319
Subtract "C" *Note: number must be same as shown in Step 3*	8,625,355
Total ["A" x 0.15] – "C"	10,816,964 *[**Note**: this is the remaining placement capacity under rule 7.1]*

Part 2

Rule 7.1A – Additional placement capacity for eligible entities	
Step 1: Calculate "A", the base figure from which the placement capacity is calculated	
"A" *Note: number must be same as shown in Step 1 of Part 1*	129,615,462

Step 2: Calculate 10% of "A"	
"D"	0.10 *Note: this value cannot be changed*
Multiply "A" by 0.10	12,961,546

Step 3: Calculate "E", the amount of placement capacity under rule 7.1A that has already been used	
Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A *Notes:* • *This applies to equity securities – not just ordinary securities* • *Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed* • *Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained* • *It may be useful to set out issues of securities on different dates as separate line items*	12,961,546
"E"	12,961,546

Step 4: Subtract "E" from ["A" x "D"] to calculate remaining placement capacity under rule 7.1A	
"A" x 0.10 *Note: number must be same as shown in Step 2*	12,961,546
Subtract "E" *Note: number must be same as shown in Step 3*	12,961,546
Total ["A" x 0.10] – "E"	Nil *[**Note**: this is the remaining placement capacity under rule 7.1A]*

+ See chapter 19 for defined terms.